Exhibit 21

SIGNIFICANT SUBSIDIARIES OF

ULTA BEAUTY, INC.

Name of Subsidiary:	Jurisdiction of Incorporation or Organization:

Ulta Salon, Cosmetics & Fragrance, Inc.	Delaware
Ulta Inc.	Delaware
Ulta Beauty Credit Services Corporation	Delaware
Ulta Beauty Cosmetics, LLC	Florida
Ulta Beauty Distribution, LLC	Delaware

Subsidiaries not included in the list are omitted because, considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary.